UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ferrellgas Partners, L.P.
File No. 001-11331

Ferrellgas Partners Finance Corp.
File No. 333-06693-02

Ferrellgas, L.P.
File No. 000-50182

Ferrellgas Finance Corp.
File No. 000-50183

CF#36754

Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P., and Ferrellgas Finance Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information excluded from the Exhibits to Form 8-K filed on September 7, 2018.

Based on representations by Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P., and Ferrellgas Finance Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Ferrellgas Partners, L.P.	Exhibit 10.1	through May 4, 2023
Ferrellgas Parnters Finance Corp.	Exhibit 10.1	through May 4, 2023
Ferrellgas, L.P.	Exhibit 10.1	through May 4, 2023
Ferrellgas Finance Corp.	Exhibit 10.1	through May 4, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary